Exhibit 99.9

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 8, 2011

TSX Venture Exchange Symbol: CMA

U.S. 20-F Registration:  000-29870 CRMXF

 Frankfurt Stock Exchange:  DFL

CREAM MINERALS INITIATES 10,000 METRE DRILL PROGRAM AT THE NUEVO MILENIO SILVER-GOLD PROJECT

Vancouver, BC – February 8, 2011,  Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to announce the initiation of its 2011 exploration and drill program at  the Company’s flag ship project, The Nuevo Milenio Silver-Gold Project located in Nayarit State, Mexico.

Nuevo Milenio contains a significant NI 43-101 compliant silver equivalent mineral resource. The first phase of the exploration program calls for 10,000 metres of diamond drilling employing two drill rigs to complete 50 drill holes with the option to extend the program for an additional 10,000 metres.

The prescribed forms to advise the Environmental Department in Tepic (SEMARNAT) of the initiation of the 2011 diamond drill program were submitted January 17, 2011. Repair and improvement of property access roads is in progress, to be followed by preparation of drill sites and drill access roads. Diamond drilling started February 6, 2011.

The objective of the drill program is three fold:

1.

At Dos Hornos 1, Dos Hornos 2 and Veta Tomas – in-fill drilling to upgrade the reported Inferred Mineral Resources.

2.

At Once Bocas North define the known 100 metre wide quartz vein - quartz stockwork zone and to confirm its possible open pit potential, including in-fill drilling to delineate the potential of the higher grade vein structures.

3.

Step-out drilling to test known extensions of Once Bocas North, the Once Bocas South, the Chacuaco open pit potential and high grade quartz vein potential, and the Cafetal South vein structures.

Since denouncing (staking) the property in 2000, exploration and development work has been completed including prospecting, geological, geochemical and topographic surveys, trenching, road building, as well as reopening and channel sampling of 200 year old Spanish workings. Laboratory analyses of more than 2000 samples, Metallurgical Studies and diamond drilling have also been completed.

From 2002 to date Cream has completed 60 drill holes totalling 12,000 metres while Roca Mines Inc. ("Roca") drilled five check holes of approximately 1,000 metres for a total of 65 holes, approximately 13,000 metres of diamond drilling on the project.

The NI 43-101 Inferred Mineral Resource was disclosed by news release dated February 12, 2008. The report, entitled "Evaluation Report Dos Hornos and Veta Tomas Gold-Silver Structures Nuevo Milenio Project" and authored by Mr. Ferdinand Holcapek, P. Eng, Qualified Person, can be found on SEDAR (www.sedar.com) or the Company’s website www.creamminerals.com.

Reported Inferred Mineral Resources NI 43-101 (January 2008)

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	7.13	2,132,802.55	1.530	133.71	104,582.59	9,168,652.44
Dos Hornos Segment 2	14.88	2,949,214.68	0.946	76.47	89,657.28	7,250,802.66
Veta Tomas	5.09	1,246,162.50	1.282	354.72	51,344.17	14,212,286.62
Once Bocas (OP)	100	11,590,000.00	0.345	57.90	129,000.00	21,580,000.00
Total		17,918,179.73			374,584.00	52,211,800.00

Tonnes: 17,920,000 Au oz: 375,000 Ag oz: 52,212,000

Silver Equivalent (Gold -- Silver price Ratio = 50:1): 71,000,000 oz (100% recovery)

Following the drop in gold and silver prices during the 2008 financial crisis the Inferred Mineral Resource data has been revised. Based on an anticipated higher cut off grade, narrower mineralized vein structures of significantly higher grade were selected and employed to calculate the revised Inferred Mineral Resources outlined below. The revised NI 43-101 Inferred Mineral Resource was disclosed by news release dated December 15, 2008. The report, entitled Revised Evaluation Report Dos Hornos and Veta Tomas Gold – Silver Structures Nuevo Milenio Project and authored by Mr. Ferdinand Holcapek, P. Eng, Q.P. can be found on SEDAR (www.sedar.com) or the Company’s website www.creamminerals.com.

Revised Inferred Mineral Resources NI 43-101 (December 2008)

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	4.70	1,173,901.56	1.500	165.34	59,400.00	6,552,238.85
Dos Hornos Segment 2	4.06	746,528.32	1.770	201.95	42,390.25	4,847,215.70
Veta Tomas	5.09	1,246,162.50	1.280	351.19	51,344.17	14,070,467.48
Once Bocas	2.42	1,921,162.50	1.920	252.59	118,347.79	15,602,012.74
Total		5,087,754.88	1.660	251.09	271,482.21	41,071,934.77

Tonnes: 5,088,000 Au: 1.660 g/t, Ag 251.09 g/t Au: 271,500 oz, Ag: 41,072,000

Silver Equivalent (Gold -- Silver price Ratio = 50:1):   54,647,000 oz (100% recovery)

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

A panoramic view of the Nuevo Milenio mineralized structures, which outlines the three main areas of  mineralization as well as additional defined areas of mineralization extending over a 5 km’s distance can be seen below.

Cream Minerals is a silver-gold exploration company with properties in Mexico and Canada. To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Frank A Lang, BA, MA P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

N
LEGEND
Inferred Resources
Target Areas
Prospects
CERRO
BARTOLO
Vulcan
Media Luna
Domo El Dragon
Opal Mines
Opal Mines
Opal Mines
Dos Hornos – Veta Tomas
Inferred Mineral Resource
Pozo Antonio
Veta Lupe
Mina California
Mina Zapote
Veta Bagre
Astasis 1
Astasis 2
Once Bocas Open Pit
Inferred Resources
Chacuaco Target
Open Pit
MinaSalamandria
Hg 1300 ppb
AREA OF SILICA CAPS
&
INTENSE ARGILIC ALTERATION
Mina Victoria
Mina Julia
Au 0.66 g/t
5.00 km
Source: Google Earth vertical distance 3x normal
Mineralized Zone Data F. Holcapek P.Eng. OcT. 20008

Figure 11 Lote Nuevo Milenio Mineralized Zone Inferred Resources, Resource Targets, Prospect

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource.  Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates.  Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.